Exhibit 99.1

Corporación América Airports S.A. Reports July 2026 Passenger Traffic

Total passenger traffic up 1.4% YoY

International passenger traffic up 7.1% YoY; up 4.5% YoY in Argentina

Luxembourg, August 17, 2026— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the world’s leading private airport operators, reported today a 1.4% year-on-year (YoY) increase in passenger traffic in July 2026.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2026 vs. 2025)
Statistics	Jul'26	Jul'25	% Var.	YTD’26	YTD’25	% Var.
Domestic Passengers (thousands)	3,679	3,991	-7.8%	23,915	25,057	-4.6%
International Passengers (thousands)	3,470	3,241	7.1%	21,233	19,440	9.2%
Transit Passengers (thousands)	910	718	26.7%	5,275	4,507	17.1%
Total Passengers (thousands)	8,059	7,950	1.4%	50,423	49,004	2.9%
Cargo Volume (thousand tons)	32	31	2.4%	226	224	0.7%
Total Aircraft Movements (thousands)	75	78	-4.2%	497	499	-0.3%

Monthly Passenger Traffic Performance

 (In million PAX)

Passenger Traffic Overview

Total passenger traffic increased by 1.4% in July compared to the same month in 2025. Domestic traffic declined by 7.8% year over year, primarily due to lower traffic in Argentina and, to a lesser extent, lower contributions from Brazil and Ecuador. International traffic increased by 7.1%, with all operating countries posting year-over-year growth. Overall traffic performance was supported by double-digit growth in Armenia and continued growth in Italy, Brazil, Uruguay and international traffic in Argentina, partially offset by declines in Ecuador and domestic traffic in Argentina.

In Argentina, total passenger traffic declined 4.1% year over year in July, improving from a 13.0% YoY decline in June, as lower domestic traffic more than offset growth in international traffic. Domestic traffic decreased 9.9% year over year, primarily driven by reduced capacity at Flybondi, which operated on only 17 days during the month with just two aircraft. Meanwhile, Aerolíneas Argentinas and JetSMART recorded their second-highest monthly seat capacity on record in July and continued to operate near historical highs. Aerolíneas Argentinas' performance reflects its strategy of placing greater focus on the domestic segment, while JetSMART has begun progressively expanding its fleet. The top three domestic destinations were Bariloche, Iguazú and Córdoba, all with load factors exceeding 80%. International traffic increased 4.5% year over year, mainly driven by increased capacity from the deployment of larger aircraft and higher load factors. While LATAM and JetSMART continued to increase their share of the international segment, Aerolíneas Argentinas reduced its capacity as part of its strategic decision to prioritize the domestic segment. The top three international destinations during the month were Santiago de Chile, São Paulo and Rio de Janeiro.

In Italy, passenger traffic increased 4.9% year over year, mainly driven by growth in the international segment. International traffic, which represented more than 80% of total passenger volumes, grew 6.2%, supported by strong demand at both airports, led by Pisa International Airport, while domestic traffic remained largely flat year over year.

In Brazil, total passenger traffic increased by 8.1% year over year. Domestic traffic, which accounted for over 50% of total traffic, declined by 2.9% year over year, while transit passengers increased by a strong 23.5% year over year. Among other developments, LATAM launched a new Brasília–Santiago de Chile route, operating three weekly frequencies during the winter season. Brasília International Airport continues to benefit from its position as a key secondary hub within the domestic network.

In Uruguay, total passenger traffic, predominantly international, increased by 3.2% year over year. Among other developments, Azul Linhas Aéreas Brasileiras recently launched a new Montevideo–Belo Horizonte route, operating two weekly frequencies.

In Ecuador, passenger traffic declined by 1.3% year over year, as ongoing security concerns continued to weigh on travel demand. International traffic increased by 4.4%, supported by strong demand on U.S. routes, the launch of new services by Avianca, JetBlue, and LATAM Airlines, and additional frequencies operated by American Airlines. Domestic traffic, however, declined by 7.7% year over year, as elevated airfares continued to constrain demand.

In Armenia, passenger traffic increased by a strong 17.2% year over year despite disruptions related to the conflict in Iran, which resulted in flight cancellations and airspace restrictions across the region. However, the impact proved to be more limited than initially expected, as strong demand from Western and Eastern Europe, Asia, and Russia continued to support overall traffic growth. In addition, the new Wizz Air base at Zvartnots International Airport, launched in late 2025, together with several new airlines and destinations, continued to support the airport's strong performance.

Cargo Volume and Aircraft Movements

Cargo volume, increased by 2.4% year over year, with declines in all countries of operation, except Brazil and Argentina. By country, performance was as follows: Argentina (+1.9%), Brazil (+25.8%), Italy (-17.2%), Uruguay (-4.0%), Ecuador (-2.5%), and Armenia (-19.3%). Argentina, Brazil, and Ecuador accounted for over 80% of total cargo volumes in July.

Aircraft movements declined by 4.2% year over year, as positive contributions from Armenia, Brazil, Uruguay and Italy, were more than offset by declines in Ecuador and Argentina. Performance by country was as follows: Armenia (+11.8%), Brazil (+3.8%), Uruguay (+1.4%), Italy (+1.3%), Argentina (-9.7%), and Ecuador (-5.6%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in July.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2026 vs. 2025)

	Jul'26	Jul'25	% Var.	YTD'26	YTD'25	% Var.
Passenger Traffic (thousands)
Argentina	4,019	4,189	-4.1%	26,833	26,994	-0.6%
Italy	1,113	1,061	4.9%	5,907	5,586	5.7%
Brazil	1,588	1,469	8.1%	9,977	9,238	8.0%
Uruguay	186	180	3.2%	1,396	1,357	2.9%
Ecuador	418	423	-1.3%	2,829	2,726	3.8%
Armenia	735	627	17.2%	3,483	3,103	12.2%
TOTAL	8,059	7,950	1.4%	50,423	49,004	2.9%

Cargo Volume (tons)
Argentina	15,911	15,614	1.9%	121,153	116,849	3.7%
Italy	1,026	1,239	-17.2%	6,383	7,603	-16.1%
Brazil	6,928	5,509	25.8%	35,928	36,185	-0.7%
Uruguay	2,629	2,738	-4.0%	19,276	20,322	-5.1%
Ecuador	2,770	2,840	-2.5%	19,547	21,261	-8.1%
Armenia	2,457	3,043	-19.3%	23,482	21,878	7.3%
TOTAL	31,721	30,983	2.4%	225,769	224,098	0.7%

Aircraft Movements
Argentina	37,609	41,672	-9.7%	266,860	274,058	-2.6%
Italy	9,997	9,867	1.3%	52,904	50,939	3.9%
Brazil	13,206	12,718	3.8%	87,943	84,663	3.9%
Uruguay	2,184	2,154	1.4%	19,636	19,817	-0.9%
Ecuador	6,751	7,153	-5.6%	44,428	45,661	-2.7%
Armenia	5,058	4,524	11.8%	25,424	23,610	7.7%
TOTAL	74,805	78,088	-4.2%	497,195	498,748	-0.3%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716